UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-24519

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/01/2025 AND ENDING 01/31/2026
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ausdal Financial Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5187 Utica Ridge Rd
                              (No. and Street)

Davenport	IA	52807
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ivana Shumberg	713-582-4897	ivanashumberg@afpadvisor.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ CPAs P.C.
(Name – if individual, state last, first, and middle name)

Nine Parkway North Suite 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, James J. Simpson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ausdal Financial Partners, Inc. _____, as of 1/31 _____, 2026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CONNIE HOECK
Commission Number 742253
My Commission Expires
August 24, 2027

Connie Hoeck

Signature:

Title:
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AUSDAL FINANCIAL PARTNERS, INC.

FINANCIAL REPORT

January 31, 2026

This report is filed as PUBLIC information pursuant to
Rule 17a-5(d) under the Securities Exchange Act of 1934.

Table of Contents



CBIZ CPAs P.C.

Nine Parkway North
Suite 200
Deerfield, IL 60015

P: 847.282.6300

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Ausdal Financial Partners, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ausdal Financial Partners, Inc. (the "Company") as of January 31, 2026 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of January 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2023 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

Deerfield, Illinois
April 22, 2026

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Financial Condition
January 31, 2026

ASSETS

Cash	$	2,776,791
Receivables:		
Commission and advisory fees		1,944,590
Forgivable note		206,250
Other		713,333
Securities owned:		
Marketable at market value		1,720,255
Not readily marketable at estimated fair value		411,160
Prepaid expenses		70,476
Furniture & equipment, net		38,974
Operating lease right-of-use assets, net		498,086
Deferred tax asset, net		85,938
Deposit with clearing broker-dealer		25,000
Total assets	$	**8,490,853**

LIABILITIES and STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	644,426
Commissions payable		1,446,146
Deferred revenue		2,411,503
Accrued income taxes		177,784
Operating lease liability		560,658
Accrued settlements		630,800
Total liabilities		5,871,317

STOCKHOLDER'S EQUITY

Capital stock, common, par value $1 per share;		
100,000 shares authorized; 34,667 shares issued;		
34,667 shares outstanding		34,667
Additional paid in capital		129,993
Retained earnings		2,454,876
Total stockholder's equity		2,619,536
Total liabilities and stockholder's equity	$	**8,490,853**

See accompanying notes to financial statements.

Note 1   **NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business

Ausdal Financial Partners, Inc. (the "Company") operates as a broker-dealer in securities and provides services throughout the United States. The Company is a registered investment advisory firm with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

In August 2025, FINRA approved the Company's Continuing Membership Application (CMA) in connection with a reorganization, pursuant to which 100% of the Company's ownership and control were transferred from its stockholders to AFP HoldCo, LLC ("AFP HoldCo" or "Parent"). As part of this transaction, the former stockholders of the Company exchanged their common shares for an equivalent number of common units in AFP HoldCo. Following the transaction, the Company became a wholly owned subsidiary of AFP HoldCo.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from Commission and Advisory Fees

The Company's receivables from commission and advisory fees include amounts receivable from broker-dealers and a clearing organization for unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivable and cash deposits. The Company's equity trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Receivables due from broker-dealers and the clearing firm are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for credit losses.

Receivables from Forgivable Note and Other

Receivables from forgivable note consist of a forgivable note from a registered representative bearing interest at prime plus 200 basis points with a 54-month term.

Note 1   **NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Receivables from Forgivable Note and Other (Continued)

Other receivables consist of fees and expenses passed through to registered representatives, including registration fees, legal fees, and miscellaneous administrative charges. Management performs periodic credit evaluations and provides an allowance based on its assessment of specifically identified unsecured receivables and other factors, including the representative's payment history. Management determined allowance for credit losses is insignificant as of January 31, 2026.

Financial Instruments – Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, *Financial Instruments — Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses.

Fair Value Measurements

FASB ASC 820, *Fair Value Measurement and Disclosure*, defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. The framework emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy. Fair value measurements are disclosed by level within that hierarchy.

Securities Owned

All investments in marketable securities are reported at their fair values in the Statement of Financial Condition. Investments in non-marketable securities are reported in the Statement of Financial Condition at fair value as determined by the investees. Unrealized gains and losses are included in the Statement of Operations. All investment transactions are accounted for as of the trade date. Interest is recorded on an accrual basis, and dividends are recorded on the ex-dividend date. The securities of the Company are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances and the amounts reported in the financial statements.

Furniture and Equipment

Furniture and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 5 years.

Note 1   <u>NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Furniture and Equipment (Continued)</u>

Upon sale or retirement, the accounts are relieved of the cost and the related accumulated depreciation with any gain or loss included in the statement of operations.

<u>Leases</u>

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases.* The Company is a lessee in several non-cancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate.

The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. See Note 5 for additional details.

<u>Deferred Revenue</u>

The Company records deferred revenue when cash payments are received or due in advance of the Company's satisfaction of performance obligations. Deferred revenue primarily consists of investment advisory fees that are due and refundable for periods in advance of when the performance obligations are satisfied. Revenue is recognized as the Company provides investment advice and performs administrative services to satisfy the performance obligations, generally within one to three months.

<u>Segment Reporting</u>

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of different classes of service, including commission transactions and investment advisory. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Note 1   **NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. Segment assets can be found in the Statement of Financial Condition. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 2   **INCOME TAXES**

In connection with the reorganization approved in August 2025, the Company is included in the consolidated federal income tax return filed by the Parent but has elected to include its allocated amount of current and deferred taxes as if the Company continued to file a separate federal income tax return.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes: Improvement to Income Tax Disclosures*, which amends the income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The Company adopted this ASU on a prospective basis effective February 1, 2025. The adoption of this pronouncement did not have a material impact on the Company's financial statements.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company did not have any material amounts accrued for interest penalties at January 31, 2026. There were no material uncertain tax positions at January 31, 2026.

Note 2   <u>INCOME TAXES (Continued)</u>

The components of deferred tax asset, net, as of January 31, 2026, are as follows:

Accrued settlements	$ 164,008
Unrealized gain on equity securities	(78,070)
Deferred tax asset, net	$ 85,938

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon reversal of deferred tax liabilities and expected future profitability, management believes it is more likely than not the Company will realize the full benefits of these deductible differences at January 31, 2026.

Note 3   <u>FAIR VALUE MEASUREMENTS</u>

As discussed in Note 1, the FASB ASC 820, *Fair Value Measurement and Disclosure*, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The framework defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.

Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

In that regard, the fair value hierarchy for valuation gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority unobservable inputs. The fair value hierarchy set forth in the Topic is as follows:

Level 1:   Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2:   Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 3   <u>FAIR VALUE MEASUREMENTS (Continued)</u>

Level 3:   Significant unobservable inputs that are generally less observable from objective sources. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The following table summarizes significant assets measured at fair value on a recurring basis as of January 31, 2026, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Description	Fair Value	Quoted Prices in Active markets of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned:				
Money market funds	$ 1,720,255	$ 1,720,255	$ -	$ -
Private companies (LLC units)	411,160	-	-	411,160
	$ 2,131,415	$ 1,720,255	$ -	$ 411,160

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended January 31, 2026, there were no transfers among levels.

Financial instruments traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices. The fair values of the money market funds are based on inputs that are quoted prices on such active markets for identical assets, resulting in Level 1 categorization of such measurements.

Management values its level 3 assets using the investee's statement of fair market value at year end. There were no changes to the accounts and fair value methodologies using significant unobservable inputs (Level 3).

Note 4   **DEFINED CONTRIBUTION PLAN**

The Company sponsors a 401 (k) Profit Sharing Plan covering substantially all of its employees. Contributions are determined by a Company matching contribution of 4% of participating employees' compensation. Contributions are subject to certain IRS limitations.

Note 5   **LEASES**

The Company leases office space in Davenport, Iowa, under a non-cancellable lease with a five-year term, which expired on October 31, 2025, and was extended for an additional five years expiring October 31, 2030. The Company also leases office space in Downers Grove, Illinois with a 66-month period expiring March 31, 2029.

Additionally, the Company is liable for property taxes and tenant common area maintenance costs. These costs are not included in lease payments used to determine lease liability and are recognized separately as variable costs when incurred.

Other information related to leases as of January 31, 2026 was as follows:

Weighted average remaining lease term:	4 years
Weighted average discount rate:	6.3%

Maturities of lease liabilities under non-cancellable operating leases as of January 31, 2026, are as follows:

Year ending January 31,	
2027	$ 159,937
2028	162,168
2029	165,153
2030	93,629
2031	58,929
Total Undiscounted Lease Payments	639,816
Less: Imputed Interest	(79,158)
Total Lease Liability	$ 560,658

Note 6   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

At January 31, 2026, the Company had net capital as computed under Rule 15c3-1 of the SEC of $865,394, which was $507,178 in excess of its required net capital of $358,216. The Company's aggregate indebtedness to net capital ratio was 6.21 to 1.

AUSDAL FINANCIAL PARTNERS, INC.
Notes to Financial Statement
January 31, 2026

Note 7   <u>**CONTINGENCIES**</u>

In the ordinary course of business, the Company is subject to litigation, arbitration, class actions and regulatory matters. The Company has been named as a defendant in a class action suit in which the claimant is seeking an indeterminable amount. The Company has also been named in FINRA arbitrations related to other matters. As of January 31, 2026, the Company had open claims ranging from unspecified damages up to $625,000 and approximately $1,660,000 in the aggregate. As of January 31, 2026, the Company has accrued $630,800 for these matters. In addition, subsequent to year end, the Company was named in a FINRA arbitration claiming losses of $500,000. The Company and its legal counsel have yet to review the matter.

The Company maintains E&O insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, the Company's exposure may be limited to applicable policy limitations, exclusions and deductibles levels based on products in any one case. If a claim is settled, and it is determined that the settlement amount is due from the insurance carrier, the Company records a receivable from the insurance carrier and a payment to the claimant for the amount of settlement. There is no insurance receivable as of January 31, 2026.

Note 8   <u>**CONCENTRATIONS AND BUSINESS RISK**</u>

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

FASB ASC 460, *Guarantees*, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnification to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties.

Securities transactions of the Company's customers are introduced and cleared through the clearing broker-dealer. Pursuant to the clearing agreement, the clearing broker-dealer has the right to seek reimbursement from the Company for certain losses, account debit balances, and margin requirements that may result from customer transactions if the customer does not cover such losses, outstanding amounts due or satisfy margin requirements. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote. As of January 31, 2026, there has not been a material request received or outstanding.

<u>**Concentration of Credit Risks**</u>

The Company maintains its cash accounts primarily at one financial institution, which, at times, may exceed federally insured limits. As of January 31, 2026, the uninsured cash amount is approximately $2,660,000.

PUBLIC   11

Note 8   **CONCENTRATIONS AND BUSINESS RISK (Continued)**

Concentration of Credit Risks (Continued)

The Company maintains its money market funds in one brokerage account, which, at times, may exceed the amounts covered by SIPC. As of January 31, 2026, the amount not covered by SIPC is approximately $1,220,000.

The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and money market funds.